UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ⌧

Univision and Televisa Complete Transaction to Create “TelevisaUnivision”,
the World’s Leading Spanish-Language Media and Content Company
Brings together market leadership across U.S. and Mexico,
reaching 100 million Spanish speakers every day across TV, digital, and audio

Largest Spanish-language content library in the world, with 300,000 hours of content, is combined with extensive portfolio of IP and sports rights, and constantly refreshed by prolific Spanish-language content engine

TelevisaUnivision to launch the premier streaming service for the Spanish speaking audiences in 2022, with free and premium tiers, and large offering of original Spanish-language entertainment, sports and news

Significant strategic ownership, including Softbank, Google and Grupo Televisa, is uniquely positioned to help drive the strategic objectives of TelevisaUnivision
NEW YORK and MEXICO CITY, January 31, 2022 – Grupo Televisa, S.A.B (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) and Univision Holdings II, Inc. (together with its wholly owned subsidiary, Univision Communications Inc., “Univision”) today announced the completion of the transaction between Televisa’s media content and production assets and Univision. The new company, which is named TelevisaUnivision, Inc. (the “Company” or “TelevisaUnivision”), creates the world’s leading Spanish-language media and content company. TelevisaUnivision will produce and deliver premium content for its own platforms and for others, while also providing innovative solutions for advertisers and distributors globally.
“The close of our transaction marks a historic moment for our company and our industry,” said TelevisaUnivision CEO Wade Davis. “We are combining two iconic and market-leading companies that have a rich, shared history and an incredible portfolio of assets. This combination will create a business without comparison in the global media landscape. Over the past year both companies have transformed themselves, reaching levels of financial performance and audience resonance that has not been seen for years. The power and momentum of the transformed core business is truly unique and will be a springboard for the upcoming launch of the preeminent Spanish-language streaming service. The new trajectory of our company is supported by our new ownership group, which is well positioned to amplify the efforts of one of the best leadership teams in the world.”
“The combination of content assets from Televisa and Univision, the two leading media companies from the two largest Spanish-speaking markets in the world, has created a company with tremendous potential,” said Alfonso de Angoitia, Executive Chairman of the TelevisaUnivision Board of Directors. “With our attractive financial profile and history of innovation, TelevisaUnivision is ready to revolutionize the industry by delivering the most comprehensive Spanish-language content offering to audiences around the world.”
The transaction brings together the most compelling content and intellectual property with the most comprehensive media platforms in the two largest Spanish speaking markets in the world. Televisa’s four broadcast channels, 27 pay-TV channels, Videocine movie studio, Blim TV subscription video-on-demand service, and the Televisa trademark, will be combined with Univision’s assets in the U.S., which include the Univision and UniMás broadcast networks, nine Spanish-language cable networks, 59 television stations and 57 radio stations in major U.S. Hispanic markets, and the PrendeTV AVOD platform.

Together, TelevisaUnivision owns the largest library of Spanish-language content and intellectual property in the world, and the most prolific long-form Spanish-language content engine in the industry. As a result of the combination, TelevisaUnivision reaches over 60% of the respective TV audiences in both the U.S. and Mexico. Across television, digital, streaming, and audio, the Company reaches over 100 million Spanish speakers every day, holding leading positions in both markets.
Integration and Position as One Company
Since announcing the transaction on April 13, 2021, Univision and Televisa have each transformed their core businesses in anticipation of the integration and are delivering the highest levels of financial and audience growth either company has experienced in years. The long-standing partnership between the two businesses has allowed for improved content and business coordination that will accelerate the integration. These efforts uniquely position TelevisaUnivision to begin executing immediately on a combined strategy and capture the tremendous opportunity presented by the global Spanish-speaking population of nearly 600 million, which represents an aggregate GDP of approximately $7 trillion.
The companies have strategically assembled a senior management team of world-class leaders for the global operation, combining great professionals from Televisa and Univision, as well as bringing in top talent from leading media and technology companies.
In addition, the TelevisaUnivision transformation also included the development of a massive pipeline of original content for the upcoming global streaming launch, investing in new advertising products in both markets, revamping the programming strategy and executing new distribution partnerships, as well as launching the PrendeTV AVOD service in the U.S., which has served as a powerful pilot for the upcoming streaming launch.
As a result of these strategic efforts, both companies have experienced above market advertising revenue growth. Univision’s advertising revenue through the first nine months of 2021 increased by 32.6%, returning significantly beyond 2019 levels, while Televisa’s advertising revenue for the same period increased by 24% year-over-year.
Univision’s portfolio of television networks, consisting of Univision, UniMás, Galavision and TUDN, delivered 62% of the primetime viewing on Spanish-language television in the U.S. among adults 18-49, up from 58% compared to 2020, and marked the highest audience share since 2014. Meanwhile, Televisa’s content performance and audience delivery in Mexico was equally as impressive. The top 20 programs on broadcast television in Mexico were produced and transmitted by Televisa. Televisa’s top three programs during 2021 had audiences between 63% and 73% higher than the top-rated program of its closest competitor. Throughout the week, Televisa’s audiences were 91% higher than those of the second largest broadcaster, while audiences at its flagship network, Las Estrellas, were 154% higher than those of its closest competitor. Televisa transmitted eight out of the 10 soccer matches with the highest audiences in Mexico during 2021.
Industry-Leading Innovation and Impact
TelevisaUnivision remains on track to launch its previously announced unified global streaming service in 2022, which will include both a free and a premium subscription tier. The service will have the largest offering of original Spanish-language content in the U.S. and Latin America, including dramas, comedies, docuseries, game shows, reality shows, variety programs, movies, musical and cultural events, children’s and educational programs, sports and special events, as well as trusted news programming.
By tapping into Televisa’s vast content vault, along with the new Spanish-language originals in development and a wide range of collaborations with some of the most notable established and up-and-coming creators today, this offering will be the world’s first large-scale streaming service specifically developed for the Spanish-speaking audience.

Creative partnerships with Eugenio Derbez, Selena Gomez, Maria Dueñas, Mario Vargas Llosa and Santiago Limón were among the first announced and will fuel what will be a truly compelling and first-of-its-kind offering.
Leadership
Wade Davis will lead TelevisaUnivision as CEO. Alfonso de Angoitia will serve as Executive Chairman of the TelevisaUnivision Board and Marcelo Claure will become Vice Chairman of the Board.
The TelevisaUnivision Board will also be comprised of Emilio Azcárraga, Bernardo Gómez, Michel Combes, Gisel Ruiz, Oscar Muñoz, Maria Cristina “MC” Gonzalez Noguera, Eric Zinterhofer and Jeff Sine. In addition, Televisa retains the right to appoint two additional directors.
Content production and operations in Mexico will be led by Bernardo Gómez and Alfonso de Angoitia, Co-Chief Executive Officers of TelevisaUnivision Mexico, who also remain co-Chief Executive Officers of Grupo Televisa. Grupo Televisa’s news operations in Mexico will become part of a new, independent company dedicated to producing news for TelevisaUnivision’s networks in Mexico, and will be led by Emilio Azcárraga, Executive Chairman of the Grupo Televisa Board of Directors.
The Company’s new investors include SoftBank Latin America Fund, Google and The Raine Group.

Advisors
For Univision: Guggenheim Securities and J.P. Morgan acted as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Sidley Austin LLP served as legal counsel; and Covington & Burling LLP served as regulatory counsel.
For Televisa: Allen & Company acted as financial advisor; Wachtell, Lipton, Rosen & Katz, and Mijares, Angoitia, Cortés y Fuentes, S.C. served as legal counsel; and Pillsbury Winthrop Shaw Pittman LLP served as regulatory counsel. LionTree Advisors LLC rendered a fairness opinion to the Board of Directors of Televisa.

Cleary Gottlieb Steen & Hamilton LLP served as legal counsel to the SoftBank Latin America Fund.

Pillsbury Winthrop Shaw Pittman LLP served as legal counsel to The Raine Group.

About TelevisaUnivision
As the leading Spanish-language media and content company in the world, TelevisaUnivision features the largest library of owned content and industry-leading production capabilities that power its streaming, digital and linear television offerings, as well as its radio platforms.
The Company’s media portfolio includes the top-rated broadcast networks Univision and UniMás in the U.S. and Las Estrellas and Canal 5 in Mexico. TelevisaUnivision is home to 36 Spanish-language cable networks, including Galavisión and TUDN, the No. 1 Spanish-language sports network in the U.S. and Mexico.
With the most compelling portfolio of Spanish-language sports rights in the world, TelevisaUnivision has solidified its position as the Home of Soccer. TelevisaUnivision also owns and manages 59 television stations across the U.S. and four broadcast channels in Mexico affiliated with 222 television stations, Videocine studio, and Uforia, the Home of Latin Music, which encompasses 57 owned or operated U.S. radio stations, a live event series and a robust digital audio footprint.
TelevisaUnivision is home to premium streaming services PrendeTV and Blim TV, which altogether host over 40,000 hours of high-quality, original Spanish-language programming from distinguished producers and top talent. The Company’s prominent digital assets include Univision.com, Univision NOW, and several top-rated digital apps. For more information, visit televisaunivision.com.
About Televisa
Televisa is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of Univision Holdings II, Inc. (“Univision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, the controlling company of Univision Communications Inc., a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 70 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Forward Looking Statements
This press release contains forward-looking statements based on the current expectations of the Company and Grupo Televisa, S.A.B. Words such as “believe”, “anticipate”, “plan”, “expect”, “intend”, “seek”, “potential”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “may”, “should”, “could”, “will” and similar words and expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. These forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Also, these forward-looking statements present our estimates and assumptions only as of the date of this press release. We undertake no obligation to modify or revise any forward-looking statements to reflect events or circumstances occurring after the date that the forward-looking statement was made. Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include: risks and uncertainties related to, and disruptions to the Company’s business and operations caused by, the business combination of Televisa and Univision and the combination of the companies’ content businesses, and impacts of any changes in strategies following the consummation of such business combination; our ability to successfully launch our streaming service; risks and uncertainties as to the evolving and uncertain nature of the COVID-19 pandemic and its impact on the Company, the media industry, and the economy in general, including interference with, or increased cost of, the Company’s or its partners’ production and programming, changes in advertising revenue, suspension of sporting and other live events, disruptions to the Company’s operations and the Company’s response to the COVID-19 virus related to facilities closings and increases in expenses relating to precautionary measures at the Company’s facilities to protect the health and well-being of its employees due to COVID-19; economic and political developments and conditions; uncertainty in global financial markets; changes in inflation rates; changes in interest rates; the impact of existing laws and regulations, changes thereto or the imposition of new laws and regulations affecting our businesses, activities and investments; changes in customer demand; and effects of competition, as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
Media and Investor Contacts:

TelevisaUnivision Investor Contact: Bob Entwistle 1(201) 287-4304 rentwistle@univision.net	Grupo Televisa Investor Contacts: Rodrigo Villanueva / Santiago Casado (52 55) 5261-2445 / (52 55) 5261-2438 rvillanuevab@televisa.com.mx / scasado@televisa.com.mx
Media Contact: Maria Areco 1(305) 7024-7043 mareco@univision.net	Media Contacts: Rubén Acosta / Teresa Villa (52 55) 5224-6420 / (52 55) 4438-1205 racostamo@televisa.com.mx / atvillas@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: January 31, 2022	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel